UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 001-36797

STEALTHGAS INC.

(Translation of registrant’s name into English)

331 Kifissias Avenue Erithrea 14561 Athens, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Financial and Operating Results for the three and twelve months ended December 31, 2023

The press release issued by StealthGas Inc. (the “Company”) on February 21, 2024 announcing its financial and operating results for the three and twelve months ended December 31, 2023, is attached hereto as Exhibit 99.1.

EXHIBIT INDEX

99.1	StealthGas Inc. Press Release dated February 21, 2024

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 23, 2024

STEALTHGAS INC.

By:	/s/ Harry Vafias
Name:	Harry Vafias
Title:	Chief Executive Officer